Exhibit 99.1

 Allot Communications Announces
Fourth Quarter and Full Year 2016 Financial Results

Hod Hasharon, Israel – February 7, 2016 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enables service providers and enterprises to protect and personalize the digital experience, today announced its fourth quarter and year end 2016 financial results.

 Q4 2016 – Financial Highlights

•	GAAP and non-GAAP Revenues were $23.5M;

•	GAAP gross margin was 69%, Non-GAAP gross margin was 71%;

•	GAAP operating profit of $1.3M, Non-GAAP operating profit of $1.8M;

•	Book-to-bill below one;

2016 – Financial Highlights

•	GAAP Revenues were $90.4M, Non-GAAP Revenues were $90.5M;

•	GAAP gross margin was 69%, Non-GAAP gross margin was 71%;

•	GAAP operating loss of $6.8M, Non-GAAP operating profit of $0.4M;

•	Book-to-bill below one;

Management Comment

Erez Antebi, President & CEO of Allot Communications, commented, “In my first days with Allot, I am impressed with much of what I see, most notably the quality and professionalism of the people. I believe the combination Allot has of the right products and technology, the right people and the large customer base is a strong foundation on which we can build Allot's growth.”

Mr. Antebi, continued, “A significant part of the role of the new management team will be to improve on the company’s execution and to realize its full potential, and I look forward to working with the team and taking the company to the next level.”

Q4 2016 Financial results

On a GAAP basis, total revenues for the fourth quarter of 2016 were $23.5 million compared to $25.4 million reported for the fourth quarter of 2015. Net profit for the fourth quarter of 2016 was $0.9 million, or $0.03 per basic and diluted share. This compares with a net loss of $10.4 million, or $0.31 per basic and diluted share, in the fourth quarter of 2015.

On a non-GAAP basis, total revenues for the fourth quarter of 2016 were $23.5 million compared to $25.7 million reported for the fourth quarter of 2015. On a non-GAAP basis, net profit for the fourth quarter of 2016 was $1.2 million, or $0.03 per basic and diluted share. This compares with non-GAAP net profit of $0.7 million, or $0.02 per basic and diluted share, in the fourth quarter of 2015.

Net cash and cash equivalents as of December 31, 2016 totaled $113.7 million. The Company recorded positive operating cash flow of $4.2 million during the quarter. During the fourth quarter of 2016, cash used for the repurchase of the Company’s shares in the market totaled $0.5 million.

2016 Financial results

On a GAAP basis, total revenues for the full year of 2016 were $90.4 million compared to $100.0 million in 2015. Net loss for the full year of 2016 was $8.0 million, or $0.24 per basic and diluted share. This compares with a net loss of $19.8 million, or $0.59 per basic and diluted share, in 2015.

On a non-GAAP basis, total revenues for the full year of 2016 were $90.5 million compared to $100.3 million in 2015. On a non-GAAP basis, net loss for the full year of 2016 was $0.7 million, or $0.02 per basic and diluted share. This compares with non-GAAP net loss of $0.1 million, or $0.00 per basic and diluted share, in 2015.

During the year of 2016, the Company recorded negative operating cash flow of $3.4 million and cash used for the repurchase of the Company’s shares in the market totaled $3.8 million.

2017 Outlook

Management expects 2017 revenues in the range of $80 - $84 million.  The second half of 2017 is expected to be better than the first half and the book to bill ratio for the year is expected to be above 1.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter and year end 2016 earnings results today, February 7, 2017 at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers:

US: +1-347-293-1926, UK: +44(0) 20-3514-1906, Israel: +972-3-918-0609.

A recording of the conference call will be available from 12:00PM ET on February 7, 2017 for 30 days. To access the recording, please dial: +1-888-269-0005; UK: +44(0) 800-917-1246.

A live webcast of the conference call can be accessed on the Allot Communications website at: http://www.allot.com.

The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers and enterprises to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$23,487	$25,382	$90,369	$99,967
Cost of revenues	7,348	13,185	27,895	33,427
Gross profit	16,139	12,197	62,474	66,540

Operating expenses:
Research and development costs, net	5,461	6,476	24,221	26,422
Sales and marketing	7,476	10,142	35,290	43,318
General and administrative	1,910	3,209	9,812	12,702
Total operating expenses	14,847	19,827	69,323	82,442
Operating profit (loss)	1,292	(7,630)	(6,849)	(15,902)
Financial and other income (loss), net	423	232	1,059	(584)
Profit (loss) before income tax expenses	1,715	(7,398)	(5,790)	(16,486)

Tax expenses	773	2,982	2,204	3,356
Net profit (loss)	942	(10,380)	(7,994)	(19,842)

Basic net profit (loss) per share	$0.03	$(0.31)	$(0.24)	$(0.59)

Diluted net profit (loss) per share	$0.03	$(0.31)	$(0.24)	$(0.59)

Weighted average number of shares
used in computing basic net
earnings per share	33,090,708	33,559,698	33,202,309	33,419,917

Weighted average number of shares
used in computing diluted net
earnings per share	33,415,193	33,559,698	33,202,309	33,419,917

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

GAAP Revenues	$23,487	$25,382	$90,369	$99,967
Fair value adjustment for acquired deferred revenues write down	31	271	165	304
Non-GAAP Revenues	$23,518	$25,653	$90,534	$100,271

GAAP cost of revenue	$7,348	$13,185	$27,895	$33,427
Share-based compensation (1)	(109)	(79)	(345)	(324)
Amortization of intangible assets (2)	(367)	(6,373)	(1,173)	(8,075)
Restructuring expenses (4)	-	-	(127)	-
Non-GAAP cost of revenue	$6,872	$6,733	$26,250	$25,028

GAAP gross profit	$16,139	$12,197	$62,474	$66,540
Gross profit adjustments	507	6,723	1,810	8,703
Non-GAAP gross profit	$16,646	$18,920	$64,284	$75,243

GAAP operating expenses	$14,847	$19,827	$69,323	$82,442
Share-based compensation (1)	(845)	(1,545)	(4,667)	(6,846)
Amortization of intangible assets (2)	(132)	(284)	(535)	(658)
Expenses related to M&A activities (3)	962	-	962	(678)
Restructuring expenses (4)	-	-	(1,163)	-
Non-GAAP operating expenses	$14,832	$17,998	$63,920	$74,260

GAAP financial and other income (loss)	$423	$232	$1,059	$(584)
Expenses related to M&A activities (3)	(348)	(89)	(179)	193
Non-GAAP Financial and other income (loss)	$75	$143	$880	$(391)

GAAP taxes on income	$773	$2,982	$2,204	$3,356
Tax expenses (in respect of net deferred tax asset recorded)	(36)	(2,628)	(230)	(2,628)
Non-GAAP taxes on income	$737	$354	$1,974	$728

GAAP Net income (loss)	$942	$(10,380)	$(7,994)	$(19,842)
Share-based compensation (1)	954	1,624	5,012	7,170
Amortization of intangible assets (2)	499	6,657	1,708	8,733
Expenses related to M&A activities (3)	(1,310)	(89)	(1,141)	871
Restructuring expenses (4)	-	-	1,290	-
Fair value adjustment for acquired deferred revenues write down	31	271	165	304
Tax expenses (in respect of net deferred tax asset recorded)	36	2,628	230	2,628
Non-GAAP Net income (loss)	$1,152	$711	$(730)	$(136)

GAAP Loss per share (diluted)	$0.03	$(0.31)	$(0.24)	$(0.59)
Share-based compensation	0.03	0.05	0.15	0.21
Amortization of intangible assets	0.01	0.20	0.05	0.26
Expenses related to M&A activities	(0.04)	0.00	(0.03)	0.03
Restructuring expenses	-	-	0.04	-
Fair value adjustment for acquired deferred revenues write down	0.00	0.01	0.00	0.02
Tax expenses (in respect of net deferred tax asset recorded)	0.00	0.07	0.01	0.07
Non-GAAP Net income (Loss) per share (diluted)	$0.03	$0.02	$(0.02)	$(0.00)

Weighted average number of shares used in
computing GAAP diluted net earnings per share	33,415,193	33,559,698	33,202,309	33,419,917

Weighted average number of shares used in
computing non-GAAP diluted net earnings per share	33,697,889	33,829,088	33,202,309	34,013,721

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

(1) Share-based compensation (*):
Cost of revenues	$109	$79	$345	$324
Research and development costs, net	244	366	1,223	1,637
Sales and marketing	322	631	1,745	2,802
General and administrative	279	548	1,699	2,407
	$954	$1,624	$5,012	$7,170

(2) Amortization of intangible assets
Cost of revenues	$367	$6,373	$1,173	$8,075
Sales and marketing	132	284	535	658
	$499	$6,657	$1,708	$8,733

(3) Expenses related to M&A activities
General and administrative	$(962)	$-	$(962)	$452
Research and development costs, net	-	-	-	45
Sales and marketing	-	-	-	181
Finanacial expensees	(348)	(89)	(179)	193
	$(1,310)	$(89)	$(1,141)	$871

(4) Restructuring expenses
Cost of revenues	$-	$-	$127	$-
Research and development costs, net	-	-	370	-
Sales and marketing	-	-	720	-
General and administrative	-	-	73	-
	$-	$-	$1,290	$-

(*) Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,326	$15,470
Short term deposits	29,821	42,700
Restricted cash	0	203
Marketable securities	60,507	64,921
Trade receivables, net	24,158	23,874
Other receivables and prepaid expenses	3,750	4,513
Inventories	7,235	10,169
Total current assets	148,797	161,850

LONG-TERM ASSETS:
Severance pay fund	252	282
Deferred taxes	267	501
Other assets	1,136	2,712
Total long-term assets	1,655	3,495

PROPERTY AND EQUIPMENT, NET	4,387	5,189
GOODWILL AND INTANGIBLE ASSETS, NET	35,972	37,681

Total assets	$190,811	$208,215

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,275	$7,107
Deferred revenues	11,133	14,066
Other payables and accrued expenses	10,538	13,921
Total current liabilities	24,946	35,094

LONG-TERM LIABILITIES:
Deferred revenues	3,597	4,912
Accrued severance pay	592	651
Other long term liabilities	4,502	4,153
Total long-term liabilities	8,691	9,716

SHAREHOLDERS' EQUITY	157,174	163,405

Total liabilities and shareholders' equity	$190,811	$208,215

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year ended Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:

Net income (Loss)	$942	$(10,380)	$(7,994)	$(19,842)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	569	631	2,334	2,752
Stock-based compensation related to options granted to employees	1,005	1,628	5,181	7,170
Amortization of intangible assets	499	6,658	1,709	8,733
Capital loss	4	190	24	328
Decrease (Increase) in accrued severance pay, net	(4)	197	(29)	349
Decrease in other assets	828	1,237	1,575	1,205
Decrease in accrued interest and amortization of premium on marketable securities	215	253	1,238	967
Decrease (Increase) in trade receivables	2,795	(872)	(284)	(847)
Decrease (Increase) in other receivables and prepaid expenses	206	(2,092)	699	(2,623)
Decrease (Increase) in inventories	1,410	(120)	2,934	(60)
Decrease in long-term deferred taxes, net	49	1,543	234	1,403
Increase (Decrease) in trade payables	302	1,532	(3,832)	2,218
Increase (Decrease) in employees and payroll accruals	(241)	1,819	(851)	901
Increase (Decrease) in deferred revenues	(2,664)	313	(4,248)	1,961
Decrease in other payables and accrued expenses	(1,719)	(1,000)	(2,156)	(429)
Net cash provided by (used in) operating activities	4,196	1,537	(3,466)	4,186

Cash flows from investing activities:

Redemption of (Investment in) restricted cash	-	(203)	203	(203)
Redemption of (Investment in) short-term deposits	(2,502)	(5,950)	12,879	16,300
Purchase of property and equipment	(398)	(617)	(1,582)	(2,223)
Proceeds from sale of property and equipment	26	-	26	-
Investment in marketable securities	(7,598)	(13,286)	(28,695)	(34,098)
Proceeds from redemption or sale of marketable securities	10,403	5,822	32,208	22,221
Acquisitions	-	193	-	(9,859)
Net cash provided by (used in) investing activities	(69)	(14,041)	15,039	(7,862)

Cash flows from financing activities:

Exercise of employee stock options	20	28	115	132
Purchase of treasury stocks	(506)	(166)	(3,832)	(166)
Net cash provided by financing activities	(486)	(138)	(3,717)	(34)

Increase (Decrease) in cash and cash equivalents	3,641	(12,642)	7,856	(3,710)
Cash and cash equivalents at the beginning of the period	19,685	28,112	15,470	19,180
Cash and cash equivalents at the end of the period	$23,326	$15,470	$23,326	$15,470